GOSSAMER BIO, INC.
3013 SCIENCE PARK ROAD
SAN DIEGO, CA 92121

August 18, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Gossamer Bio, Inc. – Application for Withdrawal of Registration Statement on Form S-3ASR (File No. 333-274045)
To Whom It May Concern:
Gossamer Bio, Inc. (the “Company” or “Gossamer”) hereby requests that its Registration Statement on Form S-3ASR (File No. 333-274045), originally filed with the Securities and Exchange Commission (the “Commission”) on August 17, 2023 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended.
The Company is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed as an “S-3ASR,” whereas the Company intended the Registration Statement to be filed with the Commission with the code “S-3.” No securities were sold pursuant to the Registration Statement. The Company is concurrently filing with this withdrawal request a correctly tagged Registration Statement with the code “S-3” solely to rectify the form type error specified above. In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees payable to the Commission in connection with the filing of the Registration Statement be credited to this new registration statement filing.
Should you have any questions regarding this request, please contact Matthew T. Bush of Latham & Watkins LLP, counsel to the Company, at (858) 523-3962.
Sincerely,
Gossamer Bio, Inc.
By: /s/ Jeff Boerneke
Name: Jeff Boerneke
Title: General Counsel

cc: Matthew T. Bush, Latham & Watkins LLP